UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This report on Form 6-K is hereby incorporated by reference into Deutsche Telekom's registration statement on Form F-3 (File No. 333-13550), which was initially filed on May 23, 2001, and Deutsche Telekom's registration statement on Form F-3 (file number not yet assigned), which was initially filed on March 15, 2002.

Arthur Andersen LLP audited the consolidated balance sheet of VoiceStream Wireless Corporation and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000 that are included or incorporated by reference into Deutsche Telekom's registration statement on Form F-3 (File No. 333-13550, initially filed on May 23, 2001) and Deutsche Telekom's registration statement on Form F-3 (file number not yet assigned, initially filed on March 15, 2002), and that may be included or incorporated by reference in future Deutsche Telekom registration statements. Investors in Deutsche Telekom's securities may encounter difficulties in obtaining, or be unable to obtain, recoveries from Arthur Andersen with respect to those audits if Arthur Andersen were to fail or otherwise be unable to satisfy its liabilities because of the consequences of its involvement in the Enron situation. Arthur Andersen is the subject of a criminal indictment with respect to its Enron-related work.

In March 2002, the European Commission announced measures directed at Germany and four other member states of the European Union for alleged failure to require network operators to publish a reference offer for access to the local loop at various points between the operators' local exchanges and the customers' residences. Although this proceeding is in its very preliminary stages, and the outcome can not be predicted, measures taken by the Federal Republic of Germany in response to this proceeding could have the effect of increasing competition in the markets for local access (including high-speed Internet access).

In March 2002, the German telecommunications regulator decided the maximum price that Deutsche Telekom may charge to competitors for line sharing. The price set by the regulator was approximately one-third of the price for which Deutsche Telekom had applied for regulatory approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: March 21, 2002

By:
Name: Rolf Ewenz-Sandten
Title: Vice President